UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 23, 2011

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the minutes of the 2011 Annual General Meeting of Shareholders held on May 17, 2011.

Exhibit

1.	Minutes of the 2011 Annual General Meeting of Shareholders of Textainer Group Holdings Limited held on May 17, 2011

Exhibit 1

Textainer Group Holdings Limited

MINUTES OF

THE 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On Tuesday, May 17, 2011, at 9:00 a.m. (local time), Textainer Group Holdings Limited, a Bermuda company (the “Company”), held its 2011 Annual General Meeting of Shareholders (the “2011 Annual Meeting”) at the Newstead Belmont Hills Golf Resort & Spa, 27 Harbour Road, Paget, Bermuda. The close of business on April 11, 2011 was fixed as the record date for determining the holders of record (the “Shareholders”) of the Company’s common shares, $0.01 par value per share (“Common Shares”), entitled to notice of and to vote at the 2011 Annual Meeting (including any postponement or adjournment(s) thereof). Notice of the 2011 Annual Meeting was given to the Shareholders pursuant to a Notice of 2011 Annual General Meeting of Shareholders dated April 19, 2011, which, together with the accompanying Proxy Statement and the accompanying Proxy Card, was first mailed to the Shareholders on or about April 19, 2011. As of April 11, 2011, there were 48,882,610 Common Shares issued and outstanding. A total of 42,742,726 Common Shares issued and outstanding as of April 11, 2011 were present in person or by proxy at the 2011 Annual Meeting, representing 87.4% of the total Common Shares issued and outstanding as of April 11, 2011.

CHAIRMAN AND SECRETARY

Neil I. Jowell acted as chairman of the 2011 Annual Meeting (the “Chairman”) and Ernest J. Furtado acted as secretary of the 2011 Annual Meeting.

CONFIRMATION OF NOTICE AND QUORUM

The Chairman confirmed that notice of the 2011 Annual Meeting had been given to all of the Shareholders and that a quorum was present.

THE MEETING

The Chairman then proposed for consideration by the Shareholders the following resolutions, each of which was duly adopted as indicated below:

PROPOSAL ONE: APPROVAL OF RE-ELECTION OF CLASS III DIRECTORS

WHEREAS, based upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated each of the following individuals to stand for re-election, in each case, as a Class III director of the Company, at the 2011 Annual Meeting:

Mr. Neil I. Jowell

Mr. Cecil Jowell

Mr. David M. Nurek

RESOLVED, that Mr. Neil I. Jowell be, and hereby is, re-elected as a Class III director of the Company;

For: 38,666,920 Common Shares, representing 79.1% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

Against: 2,470,936 Common Shares, representing 5.1% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

Non-votes: 1,595,343 Common Shares, representing 3.3% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

Abstain: 9,527 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. Cecil Jowell be, and hereby is, re-elected as a Class III director of the Company;

For: 39,879,739 Common Shares, representing 81.6% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

Against: 1,257,383 Common Shares, representing 2.6% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

Non-votes: 1,595,343 Common Shares, representing 3.3% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

Abstain: 10,261 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. David M. Nurek be, and hereby is, re-elected as a Class III director of the Company.

For: 36,052,819 Common Shares, representing 73.8% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

Against: 5,071,532 Common Shares, representing 10.4% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

Non-votes: 1,595,343 Common Shares, representing 3.3% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

Abstain: 23,032 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

PROPOSAL TWO: APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

WHEREAS, the Board of Directors of the Company has approved the annual audited financial statements of the Company for the fiscal year ended December 31, 2010, a copy of which is included in the Company’s 2010 Annual Report to Shareholders and laid before the Shareholders at the 2011 Annual Meeting (the “2010 Financial Statements”).

RESOLVED, that the 2010 Financial Statements, as included in the Company’s 2010 Annual Report to Shareholders be, and they hereby are, approved.

For: 42,266,964 Common Shares, representing 86.5% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

Against: 2,403 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

Abstain: 473,359 Common Shares, representing 1.0% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

PROPOSAL THREE: APPROVAL OF RE-APPOINTMENT OF KPMG LLP AS

INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011

AND AUTHORIZATION FOR THE BOARD OF DIRECTORS, ACTING THROUGH

THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF THE INDEPENDENT

AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011

WHEREAS, the Board of Directors has ratified the approval of the Audit Committee of the Board of Directors (the “Audit Committee”) of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2011.

RESOLVED, that the re-appointment of KPMG LLP to act as the Company’s independent auditors for the fiscal year ending December 31, 2011 and the authorization for the Board of Directors through the Audit Committee to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2011 be, and they hereby, are approved.

For: 42,692,517 Common Shares, representing 87.3% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

Against: 43,793 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

Abstain: 6,416 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 11, 2011 present in person or by proxy and voting thereon.

OTHER BUSINESS

John A. Maccarone, President and Chief Executive Officer of the Company, announced that he will retire at some time later in the year and that the Company’s Corporate Governance and Nominating Committee has approved the appointment of Philip K. Brewer, currently an Executive Vice President of the Company, as Chief Executive Officer and President of the Company. Mr. Maccarone further noted that the Board of Directors of the Company, in accordance with the Company’s Corporate Governance and Nominating Committee, plans to approve the appointment of Mr. Brewer as Chief Executive Officer and President of the Company. Mr. Brewer’s appointment will become effective at the time of Mr. Maccarone’s retirement. Finally, Mr. Maccarone noted that Mr. Brewer also will be nominated for election to the Company’s Board of Directors, upon Mr. Maccarone’s retirement.

CLOSE OF MEETING

There being no further business, the 2011 Annual Meeting then concluded.

Minutes prepared by:		Confirmed by:

/s/ Ernest J. Furtado		/s/ Neil I. Jowell
Ernest J. Furtado		Neil I. Jowell
Secretary of the Meeting		Chairman of the Meeting
Date:	June 22, 2011	Date:	June 22, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2011

Textainer Group Holdings Limited

/s/ John A. Maccarone
John A. Maccarone President and Chief Executive Officer